SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ANDREA ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

034393108
(CUSIP Number)

Douglas J. Andrea
65 Orville Drive, Bohemia, New York 11716
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁭

CUSIP No.  034393108
SCHEDULE 13D

1	NAME OF REPORTING PERSONS Douglas J. Andrea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⁭ (b) ⁭
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ⁭
CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 244,700 (1)
	8	SHARED VOTING POWER 16,314 (2)
	9	SOLE DISPOSITIVE POWER 244,700 (1)
	10	SHARED DISPOSITIVE POWER 16,314 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,761,014 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ⁭
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.3% (4)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 9,500,000 shares subject to options.
(2)	Mr. Andrea may be deemed to be the beneficial owner of 12,438 shares owned by Mr. Andrea’s spouse and 3,876 shares owned by Mr. Andrea’s daughter.
(3)	Includes 9,500,000 shares subject to options.
(4)
Based on 63,721,035 shares of Company common stock outstanding on May 10, 2013, as reported in the Form 10-Q for the quarter ended March 31, 2013, plus the 9,500,000 shares that may be acquired by Mr. Andrea within 60 days of June 2, 2013.

Item 3.	Source and Amount of Funds or Other Consideration

The increase in Mr. Andrea’s beneficial ownership was due to the vesting of 1,001,000 stock options on August 1, 2012 and the vesting of 334,000 stock options on August 1, 2013, which are exercisable within 60 days of June 2, 2013.  In addition, since the reporting person’s Schedule 13D/A filing on June 9, 2011, 250,000 shares subject to options expired pursuant to their terms.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Andrea beneficially owns 9,761,014 common shares, including 9,500,000 shares that may be acquired by Mr. Andrea within 60 days of June 2, 2013, representing 13.3% of the 63,721,035 issued and outstanding shares of the Company’s common stock as of May 10, 2013.  Pursuant to Rule 13d-3, the 9,500,000 shares that may be acquired by Mr. Andrea within 60 days of June 2, 2013 are also deemed to be outstanding for purposes of computing the percentage of outstanding shares of the Company’s common stock owned by Mr. Andrea.

Item 6.	Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Mr. Andrea currently has the following stock options granted pursuant to the issuer’s stock option plans:

Date of Option Grant	Number of Shares	Exercise Price	Option Plan	Portion Vested (1)	Expiration Date
06/14/2004	400,000	$0.130	1998	Fully Vested	06/14/2014
08/04/2004	250,000	$0.100	1998	Fully Vested	08/04/2014
08/04/2005	250,000	$0.040	1998	Fully Vested	08/04/2015
08/10/2005	600,000	$0.050	1998	Fully Vested	08/10/2015
11/02/2006	1,000,000	$0.120	1998	Fully Vested	11/02/2016
11/16/2006	1,000,000	$0.120	2006	Fully Vested	11/16/2016
09/12/2007	1,000,000	$0.110	2006	Fully Vested	09/12/2017
08/08/2008	2,000,000	$0.040	2006	Fully Vested	08/08/2018
08/08/2008	1,000,000	$0.040	2006	Fully Vested	08/08/2018
07/24/2009	1,000,000	$0.110	2006	Fully Vested	07/24/2019
08/01/2010	1,000,000	$0.130	2006	Fully Vested (2)	08/01/2020
(1)  Includes amount vested within 60 days of June 2, 2013.
(2)  The stock options vest 33.3% on August 1, 2011, 33.3% on August 1, 2012 and 33.4% on August 1, 2013.

Item 7.              Material to be Filed as Exhibits

(1)	1998 Stock Plan of the Registrant, as amended, incorporated herein by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-8, No. 333-82375, filed July 7, 1999.
(2)	2006 Equity Compensation Plan of the Registrant, incorporated herein by reference to Appendix A of the Registrant’s Schedule 14A filed on October 17, 2006.
(3)	Form of Option Agreement, incorporated herein by reference to Exhibit 4 of the Reporting Persons Schedule 13D, filed June 5, 2009.
(4)	Amendment to 2006 Equity Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 10-K, File No. 001-04324, filed March 16, 2010.
(5)
Employment Agreement between Andrea Electronics Corporation and Douglas J. Andrea, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K, File No. 001-04324, filed August 1, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2013	By:	/s/ Douglas J. Andrea
Douglas J. Andrea